BML Capital Management, LLC

65 E Cedar, Suite 2, Zionsville, IN 46077

November 10, 2025

Board of Directors
Adverum Biotechnologies, Inc.
c/o Patrick Machado, Chair of the Board
100 Cardinal Way
Redwood City, California 94063

Dear Directors,

The terms of the merger the Adverum Board has struck with Eli Lilly are underwhelming and highly disappointing. BML believes this is the result of a flawed process that lacked a proper sense of urgency, several strategic errors on behalf of management and the Board, and generally poor decision making that lacked common sense throughout the entire process.

Case in point, it is simply unbelievable that a sale process was not commenced immediately after Party A indicated on June 3, 2025, that it was not moving forward with a partnering transaction. As early as March, Party A had indicated that it would need to conduct “additional market research” before moving forward with a term sheet, a strong indication that something was amiss. With a cash runway of only several months at that point, the Board should have acted with urgency.

Instead, the Board specifically decided AGAINST commencing a sale process at each of June 17, June 25, July 9, and July 16 meetings, apparently fearing the detrimental effect it would have on the Lilly negotiations. Well, the end result of these negotiations are there for all to see, and they are not pretty. The fact that the Board did not immediately enact a full-on sale process the moment it sensed it was down to one bidder (and, incidentally, in the middle of an expensive Phase 3 trial with just months of cash left) seems to us like a complete breach of fiduciary duty.

Almost comically, the Board and Senior Management thought it was important to spend time securing shareholder approval for the repricing of underwater options last spring. To what end, we must ask?

At this point, BML does NOT plan on tendering its 15.5% of total outstanding shares, based on the unfavorable terms of this current deal.

Regards,

Brad Leonard